

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Gary Teplis
President, Chief Executive Officer and Director
Altitude Acquisition Corp.
400 Perimeter Center Terrace Suite 151
Atlanta, Georgia 30346

Re: Altitude Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 16, 2020
File No. 333-249071

Dear Mr. Teplis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2020 letter.

Amendment No, 2 to Registration Statement on Form S-1

Description of Securities
Exclusive forum for certain lawsuits, page 132

1. We note your revised form of amended and restated certificate of incorporation filed as Exhibit 3.2 in response to prior comment 2. You continue to disclose here and on page 62 that "unless [you] consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against [you] or any of [your] directors, officers, other employees or agents." However, the exclusive forum provision in Section 12.1 of your form of amended and restated certificate of incorporation does not provide that the federal courts will be the exclusive forum for clams arising under the Securities Act.

Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.

You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jessica Chen, Esq.